Exhibit 99.1

Alibaba Group Announces March Quarter 2016 and

Full Fiscal Year 2016 Results

Hangzhou, China, May 5, 2016 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended March 31, 2016 and the fiscal year then ended (“fiscal year 2016”).

“Alibaba Group finished the fiscal year on a very strong note. In March we surpassed RMB3 trillion in annual GMV and our revenue for the year was over RMB100 billion. We achieved strong growth in mobile users, active buyers and transactions,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “Our focus on long-term strategic priorities — globalization, rural expansion, building a world-class cloud computing business and creating a comprehensive media and entertainment platform — has laid a strong foundation for future growth.”

“Our excellent results this quarter reflect the unique strength of our core e-commerce business despite challenging economic conditions, as well as the emerging momentum of our balanced portfolio of businesses from mobile media to cloud computing. As a result, we achieved accelerating year-over-year revenue growth of 39%, which was the highest revenue growth rate for the past four quarters,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “With several consecutive quarters of increases in revenue per active buyer and revenue per mobile MAU, we showcase the resiliency and growing clout of Chinese consumers. This bodes well for our business as our annual active buyers on our China retail marketplaces increased to 423 million.”

Business Highlights and Strategic Updates

In the quarter ended March 31, 2016:

•                  Revenue was RMB 24,184 million (US$3,751 million), an increase of 39% year-over-year; China retail marketplaces revenue was RMB18,340 million (US$2,844 million), an increase of 41% year-over-year; and mobile revenue was RMB13,084 million (US$2,029 million), an increase of 149% year-over-year;

•                  Annual active buyers on our China retail marketplaces increased to 423 million, an increase of 16 million over the prior quarter, while mobile MAUs in March reached 410 million, an increase of 17 million over December 2015;

•                  GMV transacted on our China retail marketplaces was RMB742 billion (US$115 billion), an increase of RMB142 billion (US$22 billion), or 24% year-over-year, with mobile GMV accounting for 73% of total GMV;

•                  Our cloud computing and Internet infrastructure business continued its rapid expansion, with revenue increasing 175% year-over-year to RMB1,066 million (US$165 million), representing an acceleration of the 126% year-over-year growth rate achieved in the prior quarter; and

•                  Non-GAAP free cash flow was RMB4,388 million (US$681 million) in the quarter and RMB51,279 million (US$7,953 million) for fiscal year 2016.

Quarterly Business Update

China Retail Marketplaces

•                  Taobao, much more than a distribution platform — We have achieved great success in mobile commerce. Our Mobile Taobao App had a DAU/MAU ratio of around 40% in the March quarter, reflecting high user engagement on our commerce platform. Our Mobile Taobao App is driving social commerce. Today Taobao is much more than a sales and distribution channel for merchants; it is a consumer community platform. It is where consumers come to access content, gain knowledge, find trends, interact with merchants, exchange ideas and be entertained. Features supported by our big-data technology such as personalized recommendations, customized news feeds and different shopping themes for individuals are driving user engagement.

•                  Tmall, the partner of choice for consumer engagement — Merchants recognize the value of our engaged user base to build relationships with their customers. As e-commerce continues to gain ground as a critical marketing channel for reaching China’s increasingly sophisticated consumers, Tmall is the natural partner of choice for brand building and consumer engagement in China. Brands turn to Tmall not only for its broad user base, but also for the sophisticated merchant analytic tools and superior consumer experience it offers. Tmall is also the foundational piece of our e-commerce media ecosystem that reaches consumers beyond the already 423 million annual active buyers on our China Retail marketplaces.

•                  Cross border imports — In the March quarter, more than 100 international brands joined Costco, Macy’s, Matshumoto Kiyoshi and other leading international brands and retailers on the Tmall Global platform. In the March quarter, Tmall Global GMV grew over 180% year-over-year. We will continue to build the cross-border linkages to our ecosystem that provide international brands and merchants access to the Chinese consumer market.

•                  Rural Taobao — As of the end of the March quarter, we had a presence in over 14,000 rural villages in China with our Rural Taobao service stations, where we provide purchasing and delivery services.

•                  In January 2016, we held our first Ali Chinese New Year Shopping Festival to encourage two-way trade between urban and rural areas. Our Rural Taobao platform eliminates the inefficient distribution chain, making agricultural products from rural China directly available to urban consumers. At the same time, our platform enables an extensive range of goods and appliances from home and abroad — such as refrigerators, air conditioners as well as overseas baby food and infant formula — to reach Chinese rural consumers.

•                  In February 2016, we also launched our Alibaba Spring Farming Promotion, which provides China’s small farmers greater access to quality farming inputs, such as pesticides, fertilizers, seeds, farming equipment, as well as services including farming technology advisory and micro-loans for farmers.

•                  Monetization — Revenue growth was robust with total revenue growing 39% year-over-year to RMB24,184 million (US$3,751 million). The total revenue growth rate is the highest over the past four quarters.  It is worth mentioning that revenue for China retail marketplaces achieved a higher growth rate than total revenue, at 41% year-over-year, which is the highest in the past six quarters. We see a continued upward trend in monetizing our user base with annual China retail revenue per annual active buyer reaching RMB189 (US$29) and annual China retail mobile revenue per mobile MAU reaching RMB123 (US$19).

*                 China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

**          Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.

Cloud Computing

Revenue for our cloud computing and Internet infrastructure business grew 175% year-over-year to RMB1,066 million (US$165 million). As of March 31, 2016, AliCloud had over 2.3 million customers, including more than 500,000 paying customers. In the March quarter, AliCloud launched 612 new features and services and 22 new products, including 12 in the big data category. Big data products include computing engines, data collection and data analysis, with our MaxCompute product empowering customers to process up to 100 petabytes of data in under six hours.

Logistics

During the quarter, our affiliate Cainiao Network and its alliance partners continued to enhance logistics solutions offered to our merchants and consumers in major cities, rural areas and in cross-border e-commerce. Cainiao Network continued to expand same-day and next-day delivery services to more consumers in China during the quarter. Through Cainiao Network and our Rural Taobao service stations that cover over 14,000 villages as of the end of March 2016, we continue to develop the necessary infrastructure to address the vast consumption and logistics needs in China’s rural areas.

Cainiao Network completed a round of equity financing in the March quarter, raising approximately RMB10 billion from both existing shareholders and new investors, including sovereign wealth funds and private equity funds, such as GIC, Temasek, Khazanah and Primavera. We subscribed for Cainiao Network shares on an approximately pro rata basis, and as of March 31, 2016, we owned an approximately 47% equity interest in Cainiao Network. We believe that Cainiao Network’s successful fund raising validates its stand-alone business model and future potential.

Local Services

Koubei, our local services joint venture with Ant Financial, generated RMB21 billion (US$3 billion) in payment volume transacted through Alipay during the quarter, with an average of over 5.5 million daily transactions in March.

During the quarter, we agreed to invest US$900 million (with Ant Financial investing an additional US$350 million) into Ele.me, a leading food ordering and delivery business in China. Under our partnership with Ele.me, food orders generated from Mobile Taobao App and Alipay Wallet will be fulfilled by Ele.me.  We expect that Ele.me’s broad merchant base across more than 300 cities in China, combined with the strength of our consumer base, will further fortify our local services offerings.

Media and Entertainment Platform

We completed our investment in Youku Tudou Inc. (“Youku Tudou”) in April 2016. With this new member of the Alibaba Group, we now offer a multi-channel content distribution platform to delight and entertain users on their PCs, mobile devices and in their living rooms.

Our strong platform of media assets, including Youku Tudou, UCWeb properties (browser, news feeds and mobile search), over-the-top TV and our partner Weibo, is ideal for brands that are looking for multimedia and broad exposure to users through integrated marketing campaigns. We offer merchants and brands not just unrivaled “reach and frequency” but also deep consumer insights driven by big data from user behavior on our e-commerce marketplaces as well as our media properties.

International

In April 2016, we acquired a controlling stake in Lazada, a leading e-commerce platform in Southeast Asia, for approximately US$1 billion. Lazada is a regional player that operates online retail platforms across Indonesia, Thailand, Philippines, Malaysia, Vietnam and Singapore. In 2015, Lazada achieved a GMV of more than US$1 billion, with mobile GMV accounting for over 60% of its total GMV in the December quarter. Lazada is part of our international strategy for e-commerce as it provides access to 560 million consumers in Southeast Asia.

Free Cash Flow

We continue to generate significant free cash flow. Our cash flow allows us strategic and operational flexibility to invest in technology and acquire the resources to accomplish our strategic objectives. In the March quarter, we generated RMB4,388 million (US$681 million) in free cash flow. For the 2016 fiscal year, we generated RMB51,279 million (US$7,953 million) in free cash flow.

New Term Loan Facility

We entered into a five-year US$4 billion syndicated loan facility in the March quarter. This loan facility has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The use of proceeds of the loan facility is for general corporate purposes, including for M&A activities.

March Quarter Operational and Financial Results*

Major Operational Metrics:

	March 31,	December 31,	March 31,	% Change
	2015	2015	2016	YoY	QoQ
China Commerce Retail:
Annual active buyers(1) (in millions)	350	407	423	21%	4%
Mobile monthly active users (MAUs)(2) (in millions)	289	393	410	42%	4%
Quarterly GMV(3) (in RMB billions)	600	964	742	24%	(23)%
Quarterly mobile GMV(3) (in RMB billions)	304	651	541	78%	(17)%
Mobile GMV as a percentage of total GMV(3)	51%	68%	73%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2015.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         For the three months ended on the respective dates.

Summary Financial Results:

	Three months ended March 31,
	2015	2016
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	17,425	24,184	3,751	39%
Mobile revenue from China commerce retail	5,247	13,084	2,029	149%
Mobile revenue as a percentage of China commerce retail revenue	40%	71%

Income from operations	2,599	5,112	793	97%
Non-GAAP EBITDA(2)	8,583	11,498	1,783	34%
Non-GAAP EBITDA margin(2)	49%	48%

Net income	2,869	5,314	824	85	%(3)
Non-GAAP net income(2)	7,741	7,635	1,184	(1)%

Diluted earnings per share/ADS (EPS)	1.12	2.11	0.33	88	%(3)
Non-GAAP diluted EPS(2)	3.00	3.02	0.47	1%

(1)         This results announcement contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4480 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. The percentages stated in this release are calculated based on the RMB amounts.

(2)         See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         Includes disposal gains of investments and businesses.

Annual active buyers — Our China retail marketplaces had 423 million annual active buyers in the 12 months ended March 31, 2016, compared to 407 million in the 12 months ended December 31, 2015, representing a net addition of 16 million annual active buyers, and compared to 350 million in the 12 months ended March 31, 2015, representing an increase of 21% compared to the same period in 2015. The growth in annual active buyers was driven by an increase in users accessing our platforms through mobile devices, which in turn was a result of our continuing efforts to attract users with strong commercial intent to our mobile e-commerce apps, especially our Mobile Taobao App, and convert them into active buyers with our effective mobile interface. Our active buyers increased throughout China, with continued strong growth, especially in lower tier cities. In addition, both the average number of orders per active buyer and the average number of categories purchased per active buyer increased in the 12 months ended March 31, 2016 compared to the same period in 2015.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 410 million in the month ended March 31, 2016, compared to 393 million in the month ended December 31, 2015, representing a net addition of 17 million MAUs over the quarter and a 42% increase from 289 million in the month ended March 31, 2015. The growth in mobile MAUs in this quarter was primarily due to increased adoption of mobile devices by consumers as the primary method of accessing our platforms.

GMV — GMV transacted on our China retail marketplaces in the quarter ended March 31, 2016 was RMB742 billion (US$115 billion), an increase of 24% compared to RMB600 billion in the same quarter of 2015, representing an absolute year-over-year increase of RMB142 billion (US$22 billion). GMV transacted on Taobao Marketplace in the quarter ended March 31, 2016 was RMB449 billion (US$70 billion), an increase of 18% compared to the same quarter of 2015. GMV transacted on Tmall in the quarter ended March 31, 2016 was RMB293 billion (US$45 billion), an increase of 34% compared to the same quarter of 2015. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Mobile GMV transacted on our China retail marketplaces in the quarter ended March 31, 2016 was RMB541 billion (US$84 billion), an increase of 78% compared to the same quarter of 2015. Mobile GMV accounted for 73% of total GMV transacted on our China retail marketplaces in this quarter, compared to 68% in the quarter ended December 31, 2015 and 51% in the quarter ended March 31, 2015. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

Revenue — Revenue for the quarter ended March 31, 2016 was RMB24,184 million (US$3,751 million), an increase of 39% compared to RMB17,425 million in the same quarter of 2015. The increase was mainly driven by the continued revenue growth of our China commerce retail business.

The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended March 31,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce:
Retail	13,049	75%	18,340	2,844	76%	41%
Wholesale	846	5%	1,083	168	4%	28%
Total China commerce	13,895	80%	19,423	3,012	80%	40%
International commerce:
Retail	437	2%	590	92	2%	35%
Wholesale	1,200	7%	1,395	216	6%	16%
Total international commerce	1,637	9%	1,985	308	8%	21%
Cloud computing and Internet infrastructure	388	2%	1,066	165	4%	175%
Others	1,505	9%	1,710	266	8%	14%
Total	17,425	100%	24,184	3,751	100%	39%

•                  China commerce retail business — Revenue from our China commerce retail business in the quarter ended March 31, 2016 was RMB18,340 million (US$2,844 million), or 76% of total revenue, an increase of 41% compared to RMB13,049 million in the same quarter of 2015. Revenue from our China commerce retail business increased at a higher rate than GMV growth on our China retail marketplaces because of the robust growth in online marketing services revenue. The growth was primarily driven by an increase in the level of merchants’ spending on our marketing services, demonstrating the recognition of our broader value proposition to merchants. Commission revenue as a percentage of China commerce retail revenue was 33% in the quarter ended March 31, 2016.

Mobile revenue from the China commerce retail business in the quarter ended March 31, 2016 was RMB13,084 million (US$2,029 million), or 71% of our China commerce retail revenue, an increase of 149% compared to RMB5,247 million, or 40% of the China commerce retail revenue, in the same quarter of 2015. This year-over-year increase in mobile revenue in both absolute terms and as a percentage of total revenue from the China commerce retail business was due to an increase in GMV generated on mobile devices and better monetization of mobile transactions and usage.

Our monetization rate was 2.47% in the quarter ended March 31, 2016, compared to 2.17% in the same quarter of 2015. The mobile monetization rate in the quarter ended March 31, 2016 was 2.42%, compared to 1.73% in the same quarter of 2015.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended March 31, 2016 was RMB1,083 million (US$168 million), an increase of 28% compared to RMB846 million in the same quarter of 2015. The increase was due to an increase in average revenue from paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended March 31, 2016 was RMB590 million (US$92 million), an increase of 35% compared to RMB437 million in the same quarter of 2015. The increase was primarily due to an increase in GMV transacted on AliExpress, driven by an increase in the number of active buyers.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended March 31, 2016 was RMB1,395 million (US$216 million), an increase of 16% compared to RMB1,200 million in the same quarter of 2015. The increase was due to growth in revenue generated by the import/export related services provided by OneTouch.

•                  Cloud computing and Internet infrastructure business — Revenue from our cloud computing and Internet infrastructure business in the quarter ended March 31, 2016 was RMB1,066 million (US$165 million), an increase of 175% compared to RMB388 million in the same quarter of 2015, driven by the continued rapid growth of our cloud computing business. The growth was primarily due to an increase in the number of paying customers to over 500,000, representing a year-over-year increase of more than 100%, and also to an increase in their usage of more complex offerings, such as our content delivery network and database services.

•                  Others — Other revenue in the quarter ended March 31, 2016 was RMB1,710 million (US$266 million), an increase of 14% compared to RMB1,505 million in the same quarter of 2015. This result included the effect of an increase in mobile Internet services revenue provided by our UCWeb and AutoNavi businesses and a decrease in revenue related to the SME loan business that we transferred to Ant Financial in February 2015. Excluding revenue related to the SME loan business from both periods, other revenue would have increased 51% to RMB1,523 million (US$236 million) in the quarter ended March 31, 2016 from RMB1,006 million in the same quarter of 2015.

Costs and Expenses — The following tables set forth a breakdown of our cost and expenses, share-based compensation expense and cost and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2015		2016			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Cost and expenses:
Cost of revenue	6,133	35%	9,562	1,483	39%	4%
Product development expenses	3,042	17%	3,573	554	15%	(2)%
Sales and marketing expenses	2,531	15%	2,861	444	12%	(3)%
General and administrative expenses	2,477	14%	2,333	362	10%	(4)%
Amortization of intangible assets	643	4%	743	115	3%	(1)%
Total costs and expenses	14,826	85%	19,072	2,958	79%	(6)%

Share-based compensation expense by function:
Cost of revenue	1,015	6%	1,047	162	4%	(2)%
Product development expenses	1,665	9%	1,585	246	7%	(2)%
Sales and marketing expenses	598	4%	571	89	2%	(2)%
General and administrative expenses	1,354	8%	1,350	209	6%	(2)%
Total share-based compensation expense	4,632	27%	4,553	706	19%	(8)%

Cost and expenses excluding share-based compensation expense:
Cost of revenue	5,118	29%	8,515	1,321	35%	6%
Product development expenses	1,377	8%	1,988	308	8%	0%
Sales and marketing expenses	1,933	11%	2,290	355	10%	(1)%
General and administrative expenses	1,123	6%	983	153	4%	(2)%
Amortization of intangible assets	643	4%	743	115	3%	(1)%
Total cost and expenses excluding share-based compensation expenses	10,194	58%	14,519	2,252	60%	2%

•                  Cost of revenue — Cost of revenue in the quarter ended March 31, 2016 was RMB9,562 million (US$1,483 million), compared to RMB6,133 million in the same quarter of 2015. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 29% in the quarter ended March 31, 2015 to 35% in the quarter ended March 31, 2016. This increase was due primarily to an increase in costs associated with our new businesses initiatives (mainly our mobile operating system, entertainment and over-the-top TV services) and also to an increase in logistics costs relating to fulfillment services provided to merchants by our affiliate Cainiao Network, which amounted to RMB689 million, or 3% of revenue, in costs assumed by us in the quarter ended March 31, 2016.

•                  Product development expenses — Product development expenses in the quarter ended March 31, 2016 were RMB3,573 million (US$554 million), compared to RMB3,042 million in the same quarter of 2015. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 8% for the March quarter in both 2015 and 2016.

•                  Sales and marketing expenses — Sales and marketing expenses in the quarter ended March 31, 2016 were RMB2,861 million (US$444 million), compared to RMB2,531 million in the same quarter of 2015. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 11% in the quarter ended March 31, 2015 to 10% in the quarter ended March 31, 2016.

•                  General and administrative expenses — General and administrative expenses in the quarter ended March 31, 2016 were RMB2,333 million (US$362 million), compared to RMB2,477 million in the same quarter of 2015. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 6% in the quarter ended March 31, 2015 to 4% in the quarter ended March 31, 2016.

•                  Share-based compensation expense — Share-based compensation expense as percentage of revenue decreased to 19% in the quarter ended March 31, 2016 from 27% in same quarter of 2015.  Share-based compensation expense included in cost and expense items above in the quarter ended March 31, 2016 was RMB4,553 million (US$706 million), compared to RMB4,632 million in the same quarter of 2015.  The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	March 31, 2015		December 31, 2015		March 31, 2016			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,376	14%	2,628	8%	3,017	468	12%	27%	15%
- Ant Financial employees and other consultants(1)	(3)	0%	671	2%	198	31	1%	N/A	(70)%
Ant Financial share-based awards granted to our employees(1)	2,259	13%	1,071	3%	1,338	207	6%	(41)%	25%
Total share-based compensation expense	4,632	27%	4,370	13%	4,553	706	19%	(2)%	4%

(1)                     Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in this quarter compared to the previous quarter. This increase reflected expenses arising from the annual performance-based awards for the fiscal year ended March 31, 2015 that we granted to senior management in this quarter, with vesting periods of six years.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees increased in this quarter compared to the previous quarter. The increase was due to the effect of mark-to-market accounting treatment, reflecting the increase in fair value of these share-based awards of Ant Financial granted to our employees.

We expect that our share-based compensation expense will continue to be affected by changes in fair value of our shares, our subsidiaries’ share-based awards, and share-based awards of Ant Financial, as well as the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will likely increase, primarily due to anticipated increases in the fair value of share-based awards of Ant Financial, although any such share-based compensation expense increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

•                  Amortization of intangible assets — Amortization of intangible assets in the quarter ended March 31, 2016 was RMB743 million (US$115 million), an increase of 16% from RMB643 million in the same quarter of 2015. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments. Because of the major recent acquisitions we will consolidate, such as Youku Tudou and Lazada, we expect that our amortization of intangible assets will increase in the future.

Income from operations — Income from operations in the quarter ended March 31, 2016 was RMB5,112 million (US$793 million), or 21% of revenue, an increase of 97% compared to RMB2,599 million, or 15% of revenue, in the same quarter of 2015.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 34% to RMB11,498 million (US$1,783 million) in the quarter ended March 31, 2016, compared to RMB8,583 million in the same quarter of 2015. Non-GAAP EBITDA margin decreased to 48% in the quarter ended March 31, 2016 from 49% in the same quarter of 2015. As we will continue to invest a portion of our free cash flow in new businesses and acquired businesses, and many of the newly developed and acquired businesses have different cost structures and lower margins, we expect our margin will be negatively impacted. A reconciliation of income from operations to non-GAAP EBITDA is included at the end of this results announcement.

Interest and investment income, net — Interest and investment income, net in the quarter ended March 31, 2016 was RMB3,778 million (US$586 million), a significant increase from RMB1,846 million in the same quarter of 2015. The increase was primarily due to gains arising from disposals of certain investments and businesses.

Other income or loss, net — In the quarter ended March 31, 2016, we booked other loss, net of RMB529 million (US$82 million), compared to other income, net of RMB496 million in the same quarter of 2015. The loss was incurred primarily because of foreign exchange losses related to U.S. dollar obligations in connection with our M&A activities and net loss sustained by Ant Financial during the quarter as a result of its marketing and promotion activities to drive user growth and engagement, especially during the Chinese New Year holiday. Ant Financial’s net loss in the quarter, in turn, resulted in our reversal of income recognized in respect of royalty fees and software technology services fees from Ant Financial under our profit sharing arrangement. The reversal of income amounted to a charge of RMB207 million (US$32 million) in the quarter ended March 31, 2016, compared to income of RMB266 million recognized in the same quarter of 2015 and income of RMB502 million in the prior quarter. Despite a quarterly loss at Ant Financial, we believe we will derive long-term value from our economic interest (and our right, subject to regulatory approval, to convert into 33% equity) in Ant Financial, which recently completed a US$4.5 billion round of financing from third parties at a post-money valuation around US$60 billion.

Income tax expenses — Income tax expenses in the quarter ended March 31, 2016 were RMB1,825 million (US$283 million), an increase of 52% compared to RMB1,203 million in the same quarter of 2015. Our effective tax rate decreased to 23% in the quarter ended March 31, 2016 from 27% in the same quarter of 2015. Excluding share-based compensation expense, impairment of investments, as well as other unrealized investment gain/loss, our effective tax rate would have been 14% in the quarter ended March 31, 2016.

Share of results of equity investees — Share of losses of equity investees in the quarter ended March 31, 2016 was RMB712 million (US$111 million), an increase of 81% compared to RMB394 million in the same quarter of 2015. We record our share of results of equity investees one quarter in arrears. Share of results of equity investee in the quarter ended March 31, 2016 consisted of the following:

	Three months ended March 31,
	2015	2016
	RMB	RMB	US$
	(in millions)
Share of results of equity investees:
- Koubei	—	(762)	(118)
- Youku Tudou	(59)	(152)	(24)
- Cainiao Network	(41)	(94)	(15)
- Others	(58)	(102)	(16)
Dilution gains	—	745	116
Others	(236)	(347)	(54)
	(394)	(712)	(111)

The increase in share of losses of equity investees during the quarter ended March 31, 2016 compared to the same quarter of 2015 was primarily due to our share of losses of Koubei, Youku Tudou and Cainiao Network. These losses were offset by accounting gains related to dilution of our ownership interest in Cainiao Network and Evergrande FC, as these investees each raised capital at a higher valuation in the March quarter. We established Koubei as a joint venture with Ant Financial in September 2015. Our share of Koubei’s loss for the quarter ended December 31, 2015, which we picked up in arrears in our income statements in the quarter ended March 31, 2016, reflects Koubei’s high investments and promotional spending during its start-up stage. We expect such share of loss to decrease in the future.

Net income and Non-GAAP net income — As a result of the foregoing, our net income in the quarter ended March 31, 2016 was RMB5,314 million (US$824 million), an increase of 85% compared to RMB2,869 million in the same quarter of 2015. Non-GAAP net income in the quarter ended March 31, 2016 was RMB7,635 million (US$1,184 million), a decrease of 1% compared to RMB7,741 million in the same quarter of 2015. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in the quarter ended March 31, 2016 was RMB5,365 million (US$832 million), an increase of 85% compared to RMB2,893 million in the same quarter of 2015.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended March 31, 2016 was RMB2.11 (US$0.33) on a weighted average of 2,546 million diluted shares outstanding during the quarter, an increase of 88% compared to RMB1.12 on a weighted average of 2,585 million diluted shares outstanding during the same quarter of 2015. Non-GAAP diluted EPS in the quarter ended March 31, 2016 was RMB3.02 (US$0.47), compared to RMB3.00 in the same quarter of 2015. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalent and short-term investments — As of March 31, 2016, cash, cash equivalents and short-term investments were RMB111,518 million (US$17,295 million), compared to RMB118,323 million as of December 31, 2015. The decrease in cash, cash equivalent and short-term investments during the quarter ended March 31, 2016 was due to net cash used for investment and acquisition activities and share repurchases in the quarter.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended March 31, 2016 was RMB5,082 million (US$788 million), a decrease of 12% compared to RMB5,767 million in the same quarter of 2015. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended March 31, 2016 was RMB4,388 million (US$681 million), compared to RMB5,665 million in the same quarter of 2015. The decrease was primarily due to an increase in income tax paid during the quarter. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities — During the quarter ended March 31, 2016, net cash used in investing activities of RMB7,393 million (US$1,147 million) mainly included investment and acquisition activities of RMB14,317 million (US$2,220 million), including investments in Ele.me, Cainiao Network and Koubei, as well as capital expenditures of RMB985 million (US$153 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB302 million (US$47 million).

Employees — As of March 31, 2016, we had a total of 36,450 employees, compared to 36,465 as of December 31, 2015 and 34,985 as of March 31, 2015.

Full Fiscal Year 2016 Operational and Financial Results*

	Year ended March 31,
	2015	2016			YoY %
	RMB	RMB	US$(1)		Change

Annual GMV (in billions)	2,444	3,092	485	(2)	27%
Annual mobile GMV (in billions)	994	2,003	314	(2)	101%
Annual mobile GMV as a percentage of annual GMV	41%	65%

Revenue (in millions)	76,204	101,143	15,686		33%
Mobile revenue (in millions)	17,840	50,337	7,807		182%
Mobile revenue as a percentage of China commerce retail revenue	30%	63%

Income from operations (in millions)	23,135	29,102	4,513		26%
Non-GAAP EBITDA (in millions)(3)	40,753	52,340	8,117		28%
Non-GAAP EBITDA margin(3)	53%	52%

Net income (in millions)	24,320	71,289	11,056		193	%(4)
Non-GAAP net income (in millions) (3)	34,981	42,741	6,629		22%

Diluted earnings per share/ADS (EPS)	9.70	27.89	4.33		188	%(4)
Non-GAAP diluted EPS(3)	13.97	16.75	2.60		20%

*                 Our fiscal year ends on March 31 and references to fiscal years 2015 and 2016 are to the fiscal years ended March 31, 2015 and 2016, respectively.

(1)         This results announcement contains translation of certain RMB amounts into US$ amounts for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4480 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2016. The percentages stated in this release are calculated based on the RMB amounts.

(2)         The U.S. dollar amounts of annual GMV and mobile GMV for fiscal year 2016 presented in this results announcement represent the sums of GMV and mobile GMV, respectively, in U.S. dollars reported for the quarters ended June 30, September 30 and December 31, 2015 and March 31, 2016, each converted from the RMB amounts at the exchange rate as of the end of each relevant quarter.

(3)         See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4)         Included certain accounting gains as discussed in detail in “Interest and investment income, net” below.

GMV — GMV transacted on our China retail marketplaces in fiscal year 2016 was RMB3,092 billion (US$485 billion), an increase of 27% compared to RMB2,444 billion in fiscal year 2015. GMV transacted on Taobao Marketplace in fiscal year 2016 was RMB1,877 billion (US$295 billion), an increase of 18% compared to fiscal year 2015. GMV transacted on Tmall in fiscal year 2016 was RMB1,215 billion (US$190 billion), an increase of 43% compared to fiscal year 2015. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Mobile GMV transacted on our China retail marketplaces in fiscal year 2016 was RMB2,003 billion (US$314 billion), an increase of 101% compared to fiscal year 2015. Mobile GMV accounted for 65% of total GMV transacted on our China retail marketplaces in this year, compared to 41% in fiscal year 2015. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

Revenue — Revenue in fiscal year 2016 was RMB101,143 million (US$15,686 million), an increase of 33% compared to RMB76,204 million in fiscal year 2015. The increase was mainly driven by the continued rapid growth of our China commerce retail business.

The following table sets forth a breakdown of our revenue for the periods indicated.

	Year ended March 31,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce:
Retail	59,732	78%	80,033	12,412	79%	34%
Wholesale	3,205	4%	4,288	665	4%	34%
Total China commerce	62,937	82%	84,321	13,077	83%	34%
International commerce:
Retail	1,768	3%	2,204	342	2%	25%
Wholesale	4,718	6%	5,425	841	6%	15%
Total international commerce	6,486	9%	7,629	1,183	8%	18%
Cloud computing and Internet infrastructure	1,271	2%	3,019	468	3%	138%
Others	5,510	7%	6,174	958	6%	12%
Total	76,204	100%	101,143	15,686	100%	33%

•                  China commerce retail business — Revenue from our China commerce retail business in fiscal year 2016 was RMB80,033 million (US$12,412 million), or 79% of total revenue, an increase of 34% compared to RMB59,732 million in fiscal year 2015. Revenue from our China commerce retail business increased at a higher rate than GMV growth on our China retail marketplaces because of the robust growth in online marketing services revenue. The growth was primarily driven by our focus on high-quality merchants and on delivering a broader value proposition to merchants. This resulted in higher marketing spend by our merchants as we optimized online marketing efficiency and added new online marketing inventory on both mobile and PC interfaces. Commission revenue as a percentage of China commerce retail revenue was 32% in fiscal year 2016.

Mobile revenue from the China commerce retail business in fiscal year 2016 was RMB50,337 million (US$7,807 million), or 63% of our China commerce retail revenue, an increase of 182% compared to RMB17,840 million, or 30% of the China commerce retail revenue, in fiscal year 2015. This year-over-year increase in mobile revenue in both absolute terms and as a percentage of total revenue from the China commerce retail business was due to an increase in GMV generated on mobile devices and better monetization of mobile transactions and usage.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in fiscal year 2016 was RMB4,288 million (US$665 million), an increase of 34% compared to RMB3,205 million in fiscal year 2015. The increase was due to an increase in average revenue from paying members and an increase in paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in fiscal year 2016 was RMB2,204 million (US$342 million), an increase of 25% compared to RMB1,768 million in fiscal year 2015. The increase was primarily due to an increase in GMV transacted on AliExpress, driven by an increase in the number of active buyers.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in fiscal year 2016 was RMB5,425 million (US$841 million), an increase of 15% compared to RMB4,718 million in fiscal year 2015. The increase was due primarily to growth in revenue generated by the import/export related services provided by OneTouch and to a lesser extent to an increase in value-added service revenue from China wholesale suppliers.

•                  Cloud computing and Internet infrastructure business — Revenue from our cloud computing and Internet infrastructure business in fiscal year 2016 was RMB3,019 million (US$468 million), an increase of 138% compared to RMB1,271 million in fiscal year 2015, driven by the continued rapid growth of our cloud computing business. The growth was due primarily to an increase in the number of paying customers and also to an increase in their usage of more complex offerings, such as our content delivery network and database services.

•                  Others — Other revenue in fiscal year 2016 was RMB6,174 million (US$958 million), compared to RMB5,510 million in fiscal year 2015. This result included the effect of an increase in mobile Internet services revenue provided by our UCWeb and AutoNavi businesses and a decrease in revenue related to the SME loan business that we transferred to Ant Financial in February 2015. Excluding revenue related to the SME loan business from both periods, other revenue would have increased 94% to RMB5,373 million (US$833 million) in fiscal year 2016 from RMB2,766 million in fiscal year 2015.

Costs and Expenses — The following tables set forth a breakdown of our cost and expenses, share-based compensation expense and cost and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,					% of
	2015		2016			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Cost and expenses:
Cost of revenue	23,834	31%	34,355	5,328	34%	3%
Product development expenses	10,658	14%	13,788	2,138	14%	0%
Sales and marketing expenses	8,513	11%	11,307	1,753	11%	0%
General and administrative expenses	7,800	10%	9,205	1,428	9%	(1)%
Amortization of intangible assets	2,089	3%	2,931	455	3%	0%
Impairment of goodwill and intangible assets	175	1%	455	71	0%	(1)%
Total costs and expenses	53,069	70%	72,041	11,173	71%	1%

Share-based compensation expense by function:
Cost of revenue	4,176	5%	4,003	621	4%	(1)%
Product development expenses	3,876	5%	5,703	885	6%	1%
Sales and marketing expenses	1,235	2%	1,963	304	2%	0%
General and administrative expenses	3,741	5%	4,413	684	4%	(1)%
Total share-based compensation expense	13,028	17%	16,082	2,494	16%	(1)%

Cost and expenses excluding share-based compensation expense:
Cost of revenue	19,658	26%	30,352	4,707	30%	4%
Product development expenses	6,782	9%	8,085	1,253	8%	(1)%
Sales and marketing expenses	7,278	9%	9,344	1,449	9%	0%
General and administrative expenses	4,059	5%	4,792	744	5%	0%
Amortization of intangible assets	2,089	3%	2,931	455	3%	0%
Impairment of goodwill and intangible assets	175	1%	455	71	0%	(1)%
Total cost and expenses excluding share-based compensation expenses	40,041	53%	55,959	8,679	55%	2%

•                  Cost of revenue — Cost of revenue in fiscal year 2016 was RMB34,355 million (US$5,328 million), compared to RMB23,834 million in fiscal year 2015. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 26% in fiscal year 2015 to 30% in fiscal year 2016. This increase was due primarily to an increase in costs associated with our new business initiatives (mainly our mobile operating system, over-the-top TV services and entertainment), an increase in logistics costs relating to fulfillment services provided to merchants by our affiliate Cainiao Network, which amounted to RMB2,370 million, or 2% of revenue, in costs assumed by us in fiscal year 2016, and also to an increase in traffic acquisition cost as a result of the expansion of our third-party affiliate marketing program operated by Alimama.

•                  Product development expenses — Product development expenses in fiscal year 2016 were RMB13,788 million (US$2,138 million), compared to RMB10,658 million in fiscal year 2015. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 9% in fiscal year 2015 to 8% in fiscal year 2016 due to a decrease in royalty fees paid to Yahoo, which terminated by contract upon completion of our initial public offering in September 2014.

•                  Sales and marketing expenses — Sales and marketing expenses in fiscal year 2016 were RMB11,307 million (US$1,753 million), compared to RMB8,513 million in fiscal year 2015. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in both fiscal year 2015 and fiscal year 2016.

•                  General and administrative expenses — General and administrative expenses in fiscal year 2016 were RMB9,205 million (US$1,428 million), compared to RMB7,800 million in fiscal year 2015. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in fiscal year 2016 would have remained stable at 5% in both fiscal year 2015 and fiscal year 2016.

•                  Share-based compensation expense — Share-based compensation expense as percentage of revenue decreased to 16% in fiscal year 2016 from 17% in fiscal year 2015.  Share-based compensation expense included in cost and expense items above in fiscal year 2016 was RMB16,082 million (US$2,494 million), compared to RMB13,028 million in fiscal year 2015. The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	6,978	9%	9,687	1,502	10%	39%
- Ant Financial employees and other consultants(1)	2,263	3%	889	138	1%	(61)%
Ant Financial share-based awards granted to our employees(1)	3,787	5%	5,506	854	5%	45%
Total share-based compensation expense	13,028	17%	16,082	2,494	16%	23%

(1) Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in this year compared to the previous year. This increase was due primarily to the increase in average fair market value of the awards granted after our initial public offerings.

The expense arising from Ant Financial’s share-based awards granted to our employees represented a non-cash charge that will not result in any economic cost or equity dilution to our shareholders. It is the view of our Chairman, Jack Ma, who controls Ant Financial, that the grant of Ant Financial equity awards to our employees will benefit Alibaba Group because of the strategic importance of Ant Financial as a payment service provider to us and our significant participation in the profits and value accretion of Ant Financial through our agreements with Ant Financial. The increase in this year as compared to the previous year was due to the effect of mark-to-market accounting treatment, reflecting the increase in fair value of share-based awards of Ant Financial granted to our employees.

We expect that our share-based compensation expense will continue to be affected by changes in fair value of our shares, our subsidiaries’ share-based awards, and share-based awards of Ant Financial, as well as the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will likely increase, primarily due to anticipated increases in the fair value of share-based awards of Ant Financial, although any such share-based compensation expense increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

•                  Amortization of intangible assets — Amortization of intangible assets in fiscal year 2016 was RMB2,931 million (US$455 million), an increase of 40% from RMB2,089 million in fiscal year 2015. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments. Because of the recent major acquisition we will consolidate, such as Youku Tudou and Lazada, we expect that our amortization of intangible assets will increase in the future.

Income from operations — Income from operations in fiscal year 2016 was RMB29,102 million (US$4,513 million), or 29% of revenue, an increase of 26% compared to RMB23,135 million, or 30% of revenue, in fiscal year 2015.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 28% to RMB52,340 million (US$8,117 million) in fiscal year 2016, compared to RMB40,753 million in fiscal year 2015. Non-GAAP EBITDA margin decreased to 52% in fiscal year 2016 from 53% in fiscal year 2015. As we will continue to invest a portion of our free cash flow in new businesses and acquired businesses, and such newly developed and acquired businesses have different cost structures and lower margins, we expect our margin will be negatively impacted. A reconciliation of income from operations to non-GAAP EBITDA is included at the end of this results announcement.

Interest and investment income, net — Interest and investment income, net in fiscal year 2016 was RMB52,254 million (US$8,104 million), a significant increase from RMB9,455 million in fiscal year 2015. The increase was primarily due to a deemed disposal gain of RMB24,734 million (US$3,836 million) arising from the deconsolidation of Alibaba Pictures, a gain of RMB18,603 million (US$2,885 million) from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health, as well as gains arising from disposals of certain investments and businesses.

Interest expense — Interest expense in fiscal year 2016 was RMB1,946 million (US$301 million), a decrease of 29% compared to RMB2,750 million in fiscal year 2015. Interest expense in fiscal year 2015 included a one-time charge for financing-related fees of RMB830 million as a result of the early repayment of our US$8 billion bank borrowings with proceeds from our issuance of US$8 billion senior unsecured notes. Without this one-time charge, interest expense in fiscal year 2015 would have been RMB1,920 million.

Other income, net — Other income, net in fiscal year 2016 was RMB2,058 million (US$319 million), a decrease of 17% compared to RMB2,486 million in fiscal year 2015. The decrease was primarily due to a decrease in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which were RMB1,122 million (US$174 million) in fiscal year 2016, compared to RMB1,667 million in fiscal year 2015.

Income tax expenses — Income tax expenses in fiscal year 2016 were RMB8,449 million (US$1,310 million), an increase of 32% compared to RMB6,416 million in fiscal year 2015. Our effective tax rate decreased to 10% in fiscal year 2016 from 20% in fiscal year 2015. Excluding share-based compensation expense, impairment of goodwill, intangible assets and investments, as well as other unrealized investment gain/loss, our effective tax rate would have been 15% in fiscal year 2016, compared to 16% in fiscal year 2015.

Share of results of equity investees — Share of losses of equity investees in fiscal year 2016 was RMB1,730 million (US$269 million), an increase of 9% compared to RMB1,590 million in fiscal year 2015.  Share of results of equity investee in fiscal year 2016 consisted of the following:

	Year ended March 31,
	2015	2016
	RMB	RMB	US$
	(in millions)
Share of results of equity investees:
- Koubei	—	(867)	(135)
- Youku Tudou	(99)	(391)	(61)
- Cainiao Network	(90)	(295)	(46)
- Others	(275)	62	10
Dilution gains	—	827	128
Impairment	(438)	—	—
Others	(688)	(1,066)	(165)
	(1,590)	(1,730)	(269)

The increase in share of losses of equity investees in fiscal year 2016 compared to fiscal year 2015 was primarily due to our share of losses of Koubei, Youku Tudou and Cainiao Network, offset by accounting gains related to dilution of our ownership interest in Cainiao Network and Evergrande FC, as these investees each raised capital at a higher valuation in fiscal year 2016. We established Koubei as a joint venture with Ant Financial in September 2015. Our share of Koubei’s loss in fiscal year 2016 represents Koubei’s high investments and promotional spending during its start-up stage. We expect such share of loss to decrease in the future.

Net income and Non-GAAP net income — As a result of the foregoing, our net income in fiscal year 2016 was RMB71,289 million (US$11,056 million), an increase of 193% compared to RMB24,320 million in fiscal year 2015. Non-GAAP net income in fiscal year 2016 was RMB42,741 million (US$6,629 million), an increase of 22% compared to RMB34,981 million in fiscal year 2015. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in fiscal year 2016 was RMB71,460 million (US$11,083 million), an increase of 196% compared to RMB24,149 million in fiscal year 2015.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in fiscal year 2016 was RMB27.89 (US$4.33) on a weighted average of 2,562 million diluted shares outstanding during the year, an increase of 188% compared to RMB9.70 on a weighted average of 2,500 million diluted shares outstanding in fiscal year 2015. Non-GAAP diluted EPS in fiscal year 2016 was RMB16.75 (US$2.60), an increase of 20% compared to RMB13.97 in fiscal year 2015. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalent and short-term investments — As of March 31, 2016, cash, cash equivalents and short-term investments were RMB111,518 million (US$17,295 million), compared to RMB122,341 million as of March 31, 2015. The decrease in cash, cash equivalent and short-term investments in fiscal year 2016 was primarily due to net cash used for investment and acquisition activities and share repurchases.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in fiscal year 2016 was RMB56,836 million (US$8,815 million), an increase of 38% compared to RMB41,217 million in fiscal year 2015. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2016 was RMB51,279 million (US$7,953 million), compared to RMB48,121 million in fiscal year 2015. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities — During fiscal year 2016, net cash used in investing activities of RMB42,831 million (US$6,643 million) mainly included investment and acquisition activities of RMB40,994 million (US$6,358 million) primarily in local services, media and entertainment, e-commerce and logistics, as well as capital expenditures of RMB10,845 million (US$1,682 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB5,407 million (US$839 million).

Share Repurchase

In the quarter ended March 31, 2016, we repurchased and canceled 5.8 million of our shares for approximately US$365 million and, together with the 40.8 million shares we repurchased and canceled for approximately US$2.7 billion in the quarter ended September 30, 2015, we have repurchased and canceled a total of 46.6 million shares for a total price of approximately US$3.1 billion in fiscal 2016 under the share repurchase program approved by our Board of Directors in August 2015. As of March 31, 2016, we had approximately 2.47 billion shares issued and outstanding.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 5, 2016.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 90923926

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 90923926).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 5, 2016.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce and engage with hundreds of millions of consumers and other businesses.

Contacts

Investor Relations Contact

Grace Wong

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Alibaba Group includes in income from operations, net income and diluted EPS.  Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.  Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet.  Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, and one-time expense items consisting of the expenses relating to the sale of shares by existing shareholders in our initial public offering, charge for financing-related fees as a result of early repayment of bank borrowings and others.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of the SME loan business (which we transferred to Ant Financial in February 2015) and others.  Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	17,425	24,184	3,751	76,204	101,143	15,686
Cost of revenue	(6,133)	(9,562)	(1,483)	(23,834)	(34,355)	(5,328)
Product development expenses	(3,042)	(3,573)	(554)	(10,658)	(13,788)	(2,138)
Sales and marketing expenses	(2,531)	(2,861)	(444)	(8,513)	(11,307)	(1,753)
General and administrative expenses	(2,477)	(2,333)	(362)	(7,800)	(9,205)	(1,428)
Amortization of intangible assets	(643)	(743)	(115)	(2,089)	(2,931)	(455)
Impairment of goodwill	—	—	—	(175)	(455)	(71)

Income from operations	2,599	5,112	793	23,135	29,102	4,513
Interest and investment income, net	1,846	3,778	586	9,455	52,254	8,104
Interest expense	(475)	(510)	(79)	(2,750)	(1,946)	(301)
Other income (loss), net	496	(529)	(82)	2,486	2,058	319

Income before income tax and share of results of equity investees	4,466	7,851	1,218	32,326	81,468	12,635
Income tax expenses	(1,203)	(1,825)	(283)	(6,416)	(8,449)	(1,310)
Share of results of equity investees	(394)	(712)	(111)	(1,590)	(1,730)	(269)

Net income	2,869	5,314	824	24,320	71,289	11,056
Net (income) loss attributable to noncontrolling interests	24	51	8	(59)	171	27

Net income attributable to Alibaba Group Holding Limited	2,893	5,365	832	24,261	71,460	11,083
Accretion of Convertible Preference Shares	—	—	—	(15)	—	—
Dividends accrued on Convertible Preference Shares	—	—	—	(97)	—	—

Net income attributable to ordinary shareholders	2,893	5,365	832	24,149	71,460	11,083

Earnings per share attributable to ordinary shareholders
Basic	1.18	2.19	0.34	10.33	29.07	4.51
Diluted	1.12	2.11	0.33	9.70	27.89	4.33

Weighted average number of share used in calculating net income per ordinary share
Basic	2,461	2,448		2,337	2,458
Diluted	2,585	2,546		2,500	2,562

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
China commerce
Retail (i)	13,049	18,340	2,844	59,732	80,033	12,412
Wholesale (ii)	846	1,083	168	3,205	4,288	665

Total China commerce	13,895	19,423	3,012	62,937	84,321	13,077

International commerce
Retail (iii)	437	590	92	1,768	2,204	342
Wholesale (iv)	1,200	1,395	216	4,718	5,425	841

Total international commerce	1,637	1,985	308	6,486	7,629	1,183

Cloud computing and Internet infrastructure (v)	388	1,066	165	1,271	3,019	468

Others (vi)	1,505	1,710	266	5,510	6,174	958

Total	17,425	24,184	3,751	76,204	101,143	15,686

(i)	Revenue from China commerce retail is primarily generated from our China retail marketplaces.

(ii)	Revenue from China commerce wholesale is primarily generated from 1688.com.

(iii)	Revenue from International commerce retail is primarily generated from AliExpress.

(iv)	Revenue from International commerce wholesale is primarily generated from Alibaba.com.

(v)

Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)

Other revenue mainly represents the mobile Internet services revenue generated by our UCWeb and AutoNavi businesses, as well as SME loan business in fiscal year 2015 before its transfer to Ant Financial.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2015	2016
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	108,193	106,818	16,566
Short-term investments	14,148	4,700	729
Restricted cash and escrow receivables	2,297	1,346	209
Investment securities	3,658	4,178	648
Prepayments, receivables and other assets (i)	13,813	17,028	2,640
Total current assets	142,109	134,070	20,792

Investment securities	14,611	29,392	4,558
Prepayments, receivables and other assets	4,085	6,007	932
Investment in equity investees	33,877	91,461	14,184
Property and equipment, net	9,139	13,629	2,114
Land use rights	3,105	2,876	446
Intangible assets	6,575	5,370	833
Goodwill	41,933	81,645	12,662
Total assets	255,434	364,450	56,521

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,990	4,304	667
Income tax payable	2,733	2,790	433
Accrued expenses, accounts payable and other liabilities	19,834	27,334	4,240
Merchant deposits	7,201	7,314	1,134
Deferred revenue and customer advances	7,914	10,297	1,597
Total current liabilities	39,672	52,039	8,071

Deferred revenue	445	418	65
Deferred tax liabilities	4,493	6,471	1,004
Non-current bank borrowings	1,609	1,871	290
Unsecured senior notes	48,994	51,596	8,002
Other liabilities	2,150	2,166	335
Total liabilities	97,363	114,561	17,767

(i)                         Loan receivables of RMB835 million as of March 31, 2015 was reclassified into prepayments, receivables and other assets to conform to the current period presentation.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2015	2016
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—

Mezzanine equity	658	350	54

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	117,142	132,206	20,504
Treasury shares at cost	—	—	—
Restructuring reserve	(1,152)	(888)	(138)
Subscription receivables	(411)	(172)	(27)
Statutory reserves	2,715	3,244	503
Accumulated other comprehensive income	2,302	3,844	597
Retained earnings	24,842	78,752	12,213

Total Alibaba Group Holding Limited shareholders’ equity	145,439	216,987	33,652
Noncontrolling interests	11,974	32,552	5,048

Total equity	157,413	249,539	38,700

Total liabilities, mezzanine equity and equity	255,434	364,450	56,521

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	5,767	5,082	788	41,217	56,836	8,815
Net cash used in investing activities	(5,672)	(7,393)	(1,147)	(53,454)	(42,831)	(6,643)
Net cash provided by (used in) financing activities	1,035	(990)	(154)	87,497	(15,846)	(2,457)
Effect of exchange rate changes on cash and cash equivalents	13	(182)	(27)	(112)	466	72

Increase (decrease) in cash and cash equivalents	1,143	(3,483)	(540)	75,148	(1,375)	(213)
Cash and cash equivalents at beginning of period	107,050	110,301	17,106	33,045	108,193	16,779

Cash and cash equivalents at end of period	108,193	106,818	16,566	108,193	106,818	16,566

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Income from operations	2,599	5,112	793	23,135	29,102	4,513
Add: Share-based compensation expense	4,632	4,553	706	13,028	16,082	2,494
Add: Depreciation and amortization of property and equipment and land use rights	709	1,090	169	2,326	3,770	584
Add: Amortization of intangible assets	643	743	115	2,089	2,931	455
Add: Impairment of goodwill	—	—	—	175	455	71

Non-GAAP EBITDA	8,583	11,498	1,783	40,753	52,340	8,117

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	2,869	5,314	824	24,320	71,289	11,056
Add: Share-based compensation expense	4,632	4,553	706	13,028	16,082	2,494
Add: Amortization of intangible assets	643	743	115	2,089	2,931	455
Add: Impairment of goodwill and investments	—	3	—	1,032	2,319	360
Less: Gain on deemed disposals/disposals/ revaluation of investments and others	(468)	(3,043)	(471)	(6,715)	(50,144)	(7,777)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	65	65	10	166	264	41
Add: Expenses relating to the sale of shares by existing shareholders in initial public offering	—	—	—	231	—	—
Add: One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	—	—	830	—	—

Non-GAAP net income	7,741	7,635	1,184	34,981	42,741	6,629

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders	2,893	5,365	832	24,149	71,460	11,083
Add: Reversal of accretion upon assumed conversion of Convertible Preference Shares	—	—	—	15	—	—
Add: Dividend eliminated upon assumed conversion of Convertible Preference Shares	—	—	—	97	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	2,893	5,365	832	24,261	71,460	11,083
Add: Non-GAAP adjustments to net income(a)	4,872	2,321	360	10,661	(28,548)	(4,427)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	7,765	7,686	1,192	34,922	42,912	6,656

Weighted average number of shares on a diluted basis	2,585	2,546		2,500	2,562
Diluted EPS(b)	1.12	2.11	0.33	9.70	27.89	4.33
Add: Non-GAAP adjustments to net income per share(c)	1.88	0.91	0.14	4.27	(11.14)	(1.73)

Non-GAAP diluted EPS(d)	3.00	3.02	0.47	13.97	16.75	2.60

(a)         See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)         Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)          Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)         Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	5,767	5,082	788	41,217	56,836	8,815
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(700)	(683)	(106)	(4,770)	(5,438)	(843)
Add: Changes in loan receivables, net and others	598	(11)	(1)	11,674	(119)	(19)

Free cash flow	5,665	4,388	681	48,121	51,279	7,953

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	342	380	494	381	427	438	563	449
Tmall GMV	159	176	293	219	246	275	401	293
Total GMV	501	556	787	600	673	713	964	742

Mobile GMV (as a percentage of total GMV)	33%	36%	42%	51%	55%	62%	68%	73%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in millions)
Annual active buyers	279	307	334	350	367	386	407	423

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in millions of RMB, except percentages)
China retail Marketplaces:
GMV	500,916	555,666	787,047	600,092	673,198	712,933	964,317	741,937
Mobile GMV	164,428	199,054	326,889	303,772	370,578	440,113	651,139	541,024
as a percentage of GMV	33%	36%	42%	51%	55%	62%	68%	73%

Revenue	12,639	12,769	21,275	13,049	15,712	17,267	28,714	18,340
Mobile revenue	2,454	3,719	6,420	5,247	7,987	10,520	18,746	13,084
as a percentage of revenue	19%	29%	30%	40%	51%	61%	65%	71%

Monetization rate	2.52%	2.30%	2.70%	2.17%	2.33%	2.42%	2.98%	2.47%
Mobile monetization rate	1.49%	1.87%	1.96%	1.73%	2.16%	2.39%	2.88%	2.42%

	The month ended
	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in millions)
Mobile MAUs	188	217	265	289	307	346	393	410

Revenue per active buyer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	168	166	168	171	171	174	184	189
Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	27	39	52	62	76	87	108	123

(1)         China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

(2)         Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.